                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Pulse Bancorp, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   745860 10 6
                   -------------------------------------------
                                 (CUSIP Number)

                             Joseph G. Passaic, Jr.
                                Patton Boggs LLP
                                2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 1998
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 745860 10 6                                    Page 2 OF 8 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      First Source Bancorp, Inc.         22-3566151

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4    WC AF BK

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          620,940
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          620,940
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      620,940
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      HC   CO
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                                       2

Item 1:  Security and Issuer:

         The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $1.00 par value per share ("Common Stock"), of Pulse Bancorp, Inc. (the "Issuer" or "Pulse"). The address of the Issuer's principal executive office is 6 Jackson Street, South River, New Jersey 08882. Based upon the most recent information available to the filing person, the Issuer has outstanding 3,120,300 shares of Common Stock and no shares of Preferred Stock.

Item 2:  Identity and Background:

         (a) - (c) This Schedule is filed on behalf of First Source Bancorp, Inc. (the "Company" or "First Source"). The Company's principal business is to be the holding company for First Savings Bank, SLA ("First Source"), a New Jersey-chartered savings association offering a variety of loan and deposit products to the communities it serves in Middlesex, Monmouth and Union Counties in New Jersey. The address of the Company's principal executive office is 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

         Name                     Principal Occupation or Employment and Address
         ----                     ----------------------------------------------
         John P. Mulkerin              President, Chief Executive Officer and
                                       Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Christopher Martin            Executive Vice President, Chief
                                       Operating and Financial Officer,
                                       Corporate Secretary and Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Walter K. Timpson             Chairman of the Board of Directors
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Donald T. Akey, M.D.          Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Harry F. Burke                Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Keith H. McLaughlin           Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Philip T. Ruegger, Jr.        Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Jeffries Shein                Director
                                  First Source Bancorp, Inc.
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         John F. Cerulo               Senior Vice President
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Karen I. Martino             Senior Vice President and Auditor
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         Richard Spengler             Senior Vice President - Chief Lending
                                      Officer
                                  First Savings Bank, SLA
                                  1000 Woodbridge Center Drive
                                  Woodbridge, New Jersey 07095

         (d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) All of the Insiders are U.S. citizens.

Item 3:  Source and Amount of Funds or Other Consideration:

         The source of funds to be used by First Source, in making a purchase of shares of common stock of Pulse, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13D relates, if and to the extent the Option is exercised, will be either cash on hand at First Source, a loan from an unaffiliated bank or other financial service company, or other borrowings. First Source has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

                                       4
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         Assuming the number of shares of Pulse common stock remains unchanged from the number issued and outstanding on July 9, 1998 (i.e., 3,120,300 Shares), the exercise price of the Option in full at an Option Price (defined in Item 4 hereof) of $30.30 per share, will result in the purchase of 620,940 shares for an aggregate purchase price of $18,814,482.

Item 4:  Purpose of Transaction:

         On July 9, 1998, First Source and Pulse entered into a Stock Option Agreement (the "Stock Option Agreement") in which Pulse granted to First Source the option (the "Option") (under certain circumstances, described in this Item 4) to purchase 620,940 shares of Pulse common stock at an exercise price of $30.30 per share. The Option was granted in connection with the execution by First Source and Pulse of a definitive Agreement and Plan of Merger dated as of July 9, 1998 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.1 and incorporated by reference herein. The Merger Agreement provides for the merger of Pulse with and into First Source (the "Merger"). Upon consummation of the Merger, the registration of Pulse common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At Closing, or as soon thereafter as practicable, Pulse Savings Bank will merge with and into First Savings, with First Savings surviving the merger (the "Bank Merger").

         First Source required Pulse to grant the Option as a condition to First Source entering into the Merger Agreement for the purpose of increasing the likelihood that the Merger and the Bank Merger will be completed. The Option is exercisable only upon the occurrence of certain events that would jeopardize completion of the Merger, none of which has occurred as of the date hereof. The Option is exercisable, in whole or part, if, but only if, a Purchase Event (as hereinafter defined) shall have occurred. A "Purchase Event" is defined as follows:

                           (i) Pulse shall have authorized, recommended, publicly proposed or entered into an agreement with any person (other than First Source or any affiliate of First Source or any person acting in concert in any respect with First Source) to effect an Acquisition Transaction, which shall mean (A) a merger, consolidation or similar transaction involving Pulse or any of its Subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing Subsidiaries), (B) the disposition, by sale, lease, exchange or otherwise, of assets of Pulse or any of its Subsidiaries representing 25% or more of the consolidated assets of Pulse and its Subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Pulse or any of its Subsidiaries;

                           (ii) any person (other than First Source or any affiliate of First Source or any person acting in concert in any respect with First Source) shall have acquired Beneficial Ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire Beneficial Ownership of, or any Group (as such term is defined under the Exchange Act) shall have been formed which shall have acquired Beneficial Ownership of, or the right to acquire Beneficial Ownership of, 25% or more of the then outstanding shares of Pulse Common Stock,

                           (iii) any person (other than First Source or any
                  affiliate of First Source or any person acting in concert in any respect with First Source) shall have commenced (as such term is defined in Rule l4d-2 under the Exchange Act) or shall have filed a registration

                                       5
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                  statement under the Securities Act of 1933, as amended (the
                  "Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of Pulse Common Stock and, upon consummation of such offer, such person owns or controls 25% or more of the then outstanding shares of Pulse Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

                           iv) the holders of Pulse Common Stock shall not have
                  approved the Merger Agreement and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting on such agreement, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any person (other than First Source or any affiliate of First Source or any person acting in concert in any respect with First Source) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

                           (v) Pulse's Board of Directors shall not have
                  recommended to the stockholders of Pulse that such stockholders vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby or shall have withdrawn or modified such recommendation in a manner adverse to First Source.

         The Stock Option Agreement provides that it will terminate upon the earlier of: (i) completion of the transactions contemplated by the Merger Agreement; (ii) 12 months following the first occurrence of a Purchase Event; (iii) termination of the Merger Agreement under certain circumstances prior to the occurrence of a Purchase Event; or (iv) 12 months after termination of the Merger Agreement by First Source under certain circumstances unless within 12 months of the termination a Purchase Event occurs, in which event, the Option shall terminate 12 months after the occurrence of that Purchase Event.

         The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is attached hereto as Exhibit 7.2 and incorporated herein by reference.

Item 5:  Interest in Securities of the Issuer:

                  (a) As of July 9, 1998, the Company directly and beneficially owned 620,940 shares of the Issuer's Common Stock, which represented 19.9% of the issued and outstanding shares of Common Stock on such date.

                  (b) The Company has the sole power to vote and the sole power to dispose of the 620,940 shares of Common Stock owned by it.

                  (c) There were no transactions in the common stock of Pulse effected by First Source or any person identified in Item 2(a) -
         (c) above during the sixty days preceding the date of this Schedule
         13D.

                  (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

                  (e)      Not applicable.

                                       6
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Item 6:  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Except for the Merger Agreement, the Stock Option Agreement, and related agreements, neither First Source nor any person identified in
         Item 2(a) - (c) above is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7:  Material to Be Filed as Exhibits:

         7.1 Agreement and Plan of Merger, dated as of July 9, 1998 between First Source Bancorp, Inc. and Pulse Bancorp, Inc.

         7.2 Stock Option Agreement, dated July 9, 1998, between First Source Bancorp, Inc. and Pulse Bancorp, Inc. (attached as Annex B to the Agreement and Plan of Merger, which is attached hereto as Exhibit 7.1).

                                       7
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                                   Signature
                                   ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



/s/ John P. Mulkerin                             July 20, 1998
-----------------------------                    -------------
John P. Mulkerin                                 Date
President and Chief
   Executive Officer


                                       8